FLAMEL TECHNOLOGIES

Société Anonyme with a stated capital of 3,099,662 euros

Registered Office:

Parc Club du Moulin à Vent

33, avenue du Docteur Georges Lévy

69693 VENISSIEUX – France

379 001 530 R.C.S. LYON

REPORT BY THE BOARD OF DIRECTORS TO THE COMBINED

SHAREHOLDERS MEETING HELD ON JUNE 20, 2013

Ladies and Gentlemen:

We have called you to meet in the form of a shareholders meeting in order to submit the following items to you for your approval as extraordinary matters:

1.	a proposal for installation of a new stock option plan bearing six hundred thousand (600,000) shares,

2.	a proposal for installation of a new plan for a free allocation of shares in the amount of two hundred thousand (200,000) shares,

3.	a proposal to issue a total of three hundred thousand (300,000) securities offering access to the capital, taking the form of autonomous stock warrants (BSA) reserved for the Company’s directors and the Scientific Advisory Board’s members who are neither legal representatives nor employees of the company, but including the Chairman of the Board of Directors,

4.	a proposal to issue a total of two hundred thousand (200,000) ordinary shares, reserved for a category of persons consisting of any person or company having sold or transferred to the Company shares or asset representing immediately or over time, their ownership or voting rights in any commercial enterprise; authorization to be granted to the Board of Directors for carrying out the resulting capital increases,

5.	a proposal for a capital increase reserved for the employees.

Before informing you of the details about these proposals, we would like to remind you that you will find all information relative to the important events of the year 2012 for Flamel and to the figures for the financial year ending on December 31, 2012 in your Board’s management report and in the Company’s publicly available filings with the U.S. Securities and Exchange Commission including its Annual Report on Form 20-F for the year ended December 31, 2012.

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1 ..     A proposal for installation of a new stock option plan bearing on six hundred thousand (600,000) shares (Twelfth resolution)

To enable the Company to attract and/or keep talented senior managers and employees, and insofar as the number of stock options that your Board was authorized to allocate in connection with previous plans are almost fully utilized, we propose to you to delegate an option to the Board of Directors, for a term of thirty-eight (38) months, to grant, all at once or in installments, pursuant to Articles L.225-177 et seq. of the French Commercial Code, to the benefit of the Company’s employees or some such employees, as well as to the benefit of the senior authorized agents, as mentioned in Article L.225-185 paragraph 4 of the French Commercial Code, a maximum of six hundred thousand (600,000) options granting a right to subscription to the Company’s shares to be issued as a capital increase of the Company.

Each option could create a right to subscription to one Company share, the subscription price of which, for the beneficiaries of the options, could be determined by the Board of Directors on the day on which it grants the options.

We remind you in this connection that the Company’s securities, even though listed in the form of ADS (American Depositary Shares) on the NASDAQ Global Market, are, according to French law, not considered as listed for trading on a regulated market. Hence the subscription price for each share must be determined in accordance with the objective methods adopted in connection with valuation of the shares, as provided for in Article L.225-177, paragraph 4 of the French Commercial Code, on the basis of appropriate weighting of the net worth, of the profitability and of the activity prospects of the business.

In application of Article L.225-177, paragraph 4 of the French Commercial Code the most objective valuation method and most appropriate in the Company’s case given its trading on the NASDAQ, is the market value of the ADS on the NASDAQ. The fact is that the price of the share, if calculated as a function of its mathematical value and/or of the net worth, the profitability and the prospects of the Company’s activity, even if weighted, could result, in the light of the history of the share price, in the form of ADS, on the NASDAQ, in a valuation substantially below the actual economic value of the share, the trading price of which on the NASDAQ remains the most objective valuation method.

Hence we propose to you that the price of the share to which each option would create a right will be valued by the Board of Directors in accordance with the closing price of the share, in the form of ADS on the NASDAQ, on the day prior to the date of the meeting of the Board of Directors, provided that said price is no less than 80% of the average trading price of the share on the NASDAQ, in the form of ADS, during the last twenty trading sessions prior to the said meeting. In such a case, the price of the share should be equal to or greater than 80% of the average trading price of the share on the NASDAQ, in the form of ADS, during the last twenty sessions preceding the said meeting. The said minimum price is the one applicable to companies whose securities are listed for trading on a regulated market.

As provided for by law, the price of the shares, determined in this way by the Board of Directors, could not then be modified for the entire duration of the option, unless, pursuant to Article L.225-181, paragraph 2, of the French Commercial Code, when the Company carries out a redemption or reduction of the capital, a modification of the distribution of profits, a free allocation of shares, an incorporation into the capital of reserves, profits or premiums on shares, a distribution of reserves or any issue of capital securities or of other securities creating a right to allocation of capital securities including an application right reserved for the shareholders, it will have to take the steps required for protection of the interests of the beneficiaries of the options under the conditions laid down in Article L.228-99 of the French Commercial Code.

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The options should be exercised within a maximum period of 10 years starting from the date of their award to the beneficiaries by the Board of Directors.

Hence we propose to you that you should authorize the Board of Directors and entrust it with full powers for the following purposes:

-	set the terms and conditions of grant of the options, freely determine the beneficiaries of such options, subject to the provisions of applicable laws and regulations, and, within such framework, if it considers it appropriate, set the obligation for each beneficiary to be an employee of the Company and/or of the companies referred to in Article L.225-180-I of the French Commercial Code, and/or to be an officer of the Company within the meaning of Article L.225-185 paragraph 4 of the French Commercial Code, at the time of the exercise of the options,

-	set, if it considers it appropriate, a period of non-transferability of the subscribed shares, in accordance with the conditions provided by applicable laws and regulations,

-	set the subscription price of the shares to which the options thus granted give right, in accordance with the terms and conditions determined by the Extraordinary General Shareholders’ Meeting,

-	set the exercise period(s) of the options thus granted, subject to the prohibitions and/or limitations provided by applicable laws and regulations and the by-laws in this regard, at the times that it will deem to be appropriate.

As a result of the foregoing authorization, we also propose to you that you should authorize the Board of Directors and grant it full powers for the purpose of issuing a maximum of 600,000 shares with a nominal value of EUR 0.12196, and accordingly, increasing the share capital in a maximum nominal amount of EUR 73,176.00.

Pursuant to Article L.225-178, paragraph 1, of the French Commercial Code, the authorization thus granted to the Board of Directors entails, for the benefit of options beneficiaries, express waiver, by the shareholders, of the preferential right to subscribe for the shares that will be issued subsequently upon the exercise of options.

Finally, we propose that you should authorize the Board and fully empower to do the following:

(i)	Receive the subscriptions and related payments,

(ii)	Deposit the funds in a bank account in accordance with the law,

(iii)	Acknowledge the number of shares issued as a consequence of the exercises of the options granted, in accordance with the provisions of Article L. 225-178 paragraph 3 of the French Commercial Code, to amend the by-laws accordingly and, more generally,

(iv)	Take all measures necessary to implement the capital increase and complete all formalities required by law.

We remind you that, in the event that the Board of directors should make use of this authorization, it shall inform the ordinary general meeting each year of the operations performed by virtue of the provisions stipulated in articles L.225-177 to L.225-186 of the French commercial code pursuant to the conditions stipulated by article L.225-184 of said code.

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2 ..     A proposal for installation of a new plan for a free allocation of shares to the benefit of the members of the salaried staff and/or of certain authorized agents (Article L.225-197-1 of the French Commercial Code) (Thirteenth resolution)

We propose that you delegate the option to the Board of Directors, for a term of thirty-eight (38) months, to proceed, within the framework of Article L.225-197-1 of the French Commercial Code, with a free allocation of new shares resulting from a capital increase by incorporation of reserves, premiums on shares or profits.

The beneficiaries of the said allocations could be:

-	the employees of the Company or the companies and the economic interest groupings which are linked to it pursuant to the conditions stipulated in Article L.225-197-2 of the French Commercial Code;

-	the company managers referred to in Article L.225-197-1, II of the French Commercial Code.

We propose that you authorize the Board of Directors to allocate, without charge, a maximum of two hundred thousand (200,000) shares.

The allocation of the shares to French tax resident beneficiaries will be definitive only at the end of an acquisition period having a minimum duration of two (2) years starting with the Board’s decision to allocate the shares. However, the shares will be definitively allocated before the end of the said period in case of disability of the beneficiary corresponding to classification in the second or the third of the categories provided for in Article L.341-4 of the Social Security Code.

Furthermore, the French resident beneficiaries shall have to keep the shares allocated for a minimum duration of two (2) years starting with the time of their definitive allocation. As an exception, the shares allocated shall be freely transferable in case of a request for award filed by the heirs of a deceased beneficiary or in case of disability of the beneficiary corresponding to their classification in the aforementioned categories of the Social Security Code.

In dispensation from the above, the beneficiaries who are not residents of France on the allocation date, for whom the taxable event coincides with the end of the acquisition period, will be allocated the shares definitively on expiry of a minimum acquisition period of four (4) years, except in the event of disability, as stated above. The securities will not then be subject to a holding period.

The Board of Directors shall have the option of increasing the duration of the said minimum acquisition and preservation periods.

The Board shall hold full powers to implement the present authorization within the limits fixed above and thus determine the conditions and, if the case arises, the criteria for allocation of the shares, determine the identity of the beneficiaries of the free allocations from among the persons complying with the conditions set above, as well as the number of shares due to each of them, determine the effects on the rights of the beneficiaries of the operations modifying the capital or likely to influence the value of the shares to be allotted and realized during the periods of acquisition and conservation; where appropriate, to establish the existence of sufficient reserves and proceed, at the time of each allotment, with transfer to a non-available reserves account of the sums required for paying up the new shares to be allotted; to decide on capital increase(s) through the incorporation of reserves, premiums or profits correlative to the issuance of new shares allotted free of charge; to proceed with acquisitions of the necessary shares by means of offers of sale made to all shareholders proportionally to the number of ordinary shares held by each of them; to take all useful measures for ensuring compliance with the obligation of conservation required of the beneficiaries; and, generally, to do everything, within the scope of the regulations in force, that the implementation of the present authorization will require

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The present authorization shall entail, by right, a waiver by the shareholders of their preferential subscription right to the new shares issued by incorporation of reserves, premiums on shares and profits.

We remind you that, in the event that the Board of directors should make use of this authorization, it shall inform the ordinary general meeting each year of the operations performed by virtue of the provisions stipulated in articles L.225-197-1 to L.225-197-3 of the French commercial code pursuant to the conditions stipulated by article L.225-197-4 of said code.

3 ..     Proposal to issue a total of three hundred thousand (300,000) Autonomous Stock warrants (BSA) reserved for the category of persons consisting of the Company’s directors and the Scientific Advisory Board’s members who are neither legal representatives nor employees of the Company, but including the Chairman of the Board of Directors. (Fourteenth and Fifteenth resolutions)

During the present meeting, we will propose that you renew the mandates of Messrs. Catherine Brechignac, Guillaume Cerutti, Francis J.T. Fildes, Ambassador Craig Stapleton, Elie Vannier and Stephen H. Willard (Directors who are not employees).

In addition, on June 22, 2012, the Board of Directors approved the constitution of a Scientific Advisory Board to advise the Company's Board of Directors and the Company's executive team in the Company’s strategy in research and development. The Scientific Advisory Board’s members have considerable knowledge and experience and are qualified in scientific or pharmaceutical development.

The Company believes the profit-sharing in the form of shares is the most effective way of aligning the interests of the directors, of the Scientific Advisory Board members, of the employees and of retaining key staff.

Hence, and in the light of their important contribution to Company management, we propose that you authorize the issuance of a maximum of three hundred thousand (300,000) stock warrants (BSA) representing three hundred thousand (300,000) new ordinary shares, in the form of American Depositary Shares (ADS).

We propose that you decide to approve the issuance of a maximum number of three hundred thousand (300,000) Company shares with a par value of 0.12196 € each, to which exercise of the stock warrants (BSA) issued will create a right, namely a capital increase in a maximum nominal amount of EUR 36,588.00, to which one must reserve, if the case arises, a number of additional shares to be issued to safeguard the rights of the holders of the stock warrants (BSA) under the conditions defined in Article L.228-99 of the French Commercial Code.

In order to give the Board the greatest possible flexibility, we propose that you authorize the Board to use the said authorization for a period of eighteen (18) months, and to delegate the powers to the Board to determine the beneficiaries of the stock warrants (BSA) and the subscription price of the said stock warrants (BSA) in the light of their fair value.

We inform you that with respect to the said three hundred thousand (300,000) stock warrants (BSA), you will have to suppress the shareholders’ preferential application right appearing in Article L.225-132 of the French Commercial Code, and reserve applications for a category of persons consisting of:

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- the Company’s directors who are neither legal representatives nor Company employees, but including the Chairman of the Board of Directors; and/or

- Company Scientific Advisory Board’s members, who are neither directors nor Company employees (Fifteenth resolution).

We propose that you decide that the subscription price of a stock warrant (BSA) shall be one tenth (10%) of the average market price of the share, in the form of ADS, on the NASDAQ, on the closing of the trades on the twenty days preceding the decision of the Board to issue such stock warrants (BSA).

We propose that you decide that the subscription price determined by the Board of Directors in accordance with the provisions in the above paragraph having to be paid up in full at the time of subscription by cash payments or by off-set against outstanding receivables, as provided by law and

We propose that you decide that a stock warrant (BSA) shall give its holder, subject to the terms and conditions defined below and by the decision of the Board of Directors relative to the issuance of the stock warrants (BSA), the right to subscribe to one (1) Company share, in the form of ADS, at an exercise price to be determined by the Board of Directors with reference to the trading price of the share, on the NASDAQ, at the close of that market on the day preceding the decision by the Board of Directors relative to the issue of the stock warrants, but only as long as the said price is no less than 80% of the average trading prices of the share on the NASDAQ, in the form of ADS, during the last twenty trading sessions prior to the said decision; in that case, the price of the share shall have to be equal to 80% of the average trading prices of the share on the NASDAQ, in the form of ADS, during the last twenty sessions preceding the decision by the Board of Directors relative to issue of the stock warrants.

We propose that you resolve that the shares thus subscribed upon exercise of the stock warrants (BSA) shall be fully paid up on the date of their exercise in cash.

We propose that you decide that each BSA shall be exercised by its holder in accordance with the conditions set forth by the Board’s decision to issue the warrants BSA, provided that such exercise shall occur within four (4) years from the issuance date and that the holder is still an active member of the Scientific Advisory Board or a Director of the Company on the day of such exercise; being specified that, in the case of Directors, the BSA holders will have the right to retain the possibility to exercise their BSAs even if they are no longer a Director of the Company, provided they notify the Company within three (3) months of having left their position as a Director and in paying simultaneously to the Company an additional subscription price of 0.01 euro per BSA. If the holder fails to exercise the stock warrant in whole or in part at the expiry of the above mentioned period, the BSAs and the attached right to subscribe will automatically be void and null.

We propose that you decide that upon issuance of the BSAs, the Company shall be entitled to modify its form or its business purpose, modify the rules regarding the distribution of its profits, redeem its capital, create preferred shares resulting in such a change or redemption, subject to meeting, as the case may be, the obligations of said warrant agreements and Article L.228-99 of the French Commercial Code.

We propose that you decide that if the Company decides, after the issuance of the stock warrants (BSA), to issue securities including a preferential subscription right for the shareholders, to distribute reserves, in cash or in specie, or premiums, or to modify the distribution of its profits by issuing preferred shares, the Company shall take all the necessary measures to protect the interests of the holders of the stock warrants (BSA) pursuant to the provisions of Article L.228-99 of the French Commercial Code.

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We propose that you decide that in the case of a capital reduction, whether or not motivated by losses, and conducted through either a decrease of the shares' value of or a decrease of the shares' number, the rights of the holders of the stock warrants (BSA) will be decreased accordingly as if they had been exercised before the date on which the capital decrease has become final.

We propose that you take note, pursuant to the provisions of Article L.228-103 et seq. of the French Commercial Code, that the holders of the stock warrants (BSA) are grouped by right, for defence of their common interests, into a whole enjoying legal personality. The general meetings of the holders of the stock warrants (BSA) are called to authorize any modification of the issue contract and to rule on any decision affecting the conditions regarding subscription to or allocation of capital securities determined at the time of the issue. Each stock warrant (BSA) creates a right to one vote. The quorum and majority conditions are the ones established in the second and third paragraphs of Article L.225-96 of the French Commercial Code. The meeting expenses as well as all expenses relating to the functioning of the whole are for the Company’s account.

We propose that you decide that the new shares remitted to the subscriber on exercise of the stock warrants (BSA) will be subject to all the provisions of the bylaws of the Company and will carry distribution rights from the date of their issuance.

We propose that you set the validity term of the present authorization at eighteen (18) months, starting from the date of this General Shareholders’ Meeting according to the provisions of Article L.225-138 of the French Commercial Code.

Finally, we propose that you decide to grant full powers to the Board of Directors to implement the present authorization, pursuant to the provisions and within the limits to be laid down in your resolution, and in particular for the following purposes:

-	issue the stock warrants (BSA) and determine their subscription price,
-	close out the list of the beneficiaries within the defined category of persons,
-	determine the exercise price of the shares to be issued upon exercise of the stock warrants (BSA), in accordance with terms and conditions set by the present resolution, the dates, periods and conditions of exercise and final details of the issuance within the limits laid down by your resolution and to allocate the issue premium, as the case may be,
-	order early closing of the subscription or extend it, if required,
-	gather the subscriptions to the stock warrants (BSA) and the payments relating thereto,
-	record the number of shares issued due to exercise of the stock warrants (BSA), carry out the formalities resulting from the corresponding capital increases and make the related modifications of the Articles of incorporation,
-	take any steps to ensure protection of the holders of stock warrants (BSA) in case of a financial operation concerning the Company, this pursuant to the legal and regulatory provisions in effect, and
-	generally, take all steps and carry out all formalities that are useful in connection with the present issue.

We remind you that when the Board of Directors uses this authorization, it will provide a special report to the next General Meeting which indicates the final terms and conditions of the operation; such report will be put at the shareholders' disposal at the company's head office within fifteen (15) days following the meeting of the Board of Directors at the latest; a special report will be also issued by the Statutory Auditors.

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4 ..     Proposal to issue a total of two hundred thousand (200,000) ordinary shares, on the form of American Depositary Shares (ADS) reserved for the category of persons consisting of any person or company having sold or transferred to the Company shares or asset representing immediately or overtime, their ownership or voting rights in any commercial enterprise; authorization to be granted to the Board of Directors for carrying out the resulting capital increases (the “Reserved Shares”). (Sixteenth and Seventeenth resolutions)

According to our new business model, to make the most of new opportunities in pharmaceutical markets, we should be able to rapidly offer incentive compensations to stakeholders of companies or products of interest.

The Company believes the profit-sharing in the form of shares is the most effective way to attract stakeholders of companies or products of interest and to align their interests and those of the Company.

Hence, and in the light of their important contribution to Company strategy, we propose that you authorize the issuance of a maximum of two hundred thousand (200,000) ordinary shares in the form of American Depositary Shares (ADS), which have to be fully paid up on the date of their subscription by off-set against outstanding receivables, as provided by law (the “Reserved Shares”).

As the amount of such outstanding receivables corresponds to the value of the assets sold or transferred to the Company, we inform you that the acquisition price of such assets will be calculated on the basis of a valuation made by an independent evaluator. The said valuation shall have to correspond to the fair value of the assets sold or transferred to the Company.

We propose that you decide to approve the issuance of a maximum number of two hundred thousand (200,000) Company ordinary shares with a par value of EUR 0.12196 each will create a right, namely a capital increase in a maximum nominal amount of EUR 24,392.00.

In order to give the Board the greatest possible flexibility, we propose that you authorize the Board to use the said authorization for a period of eighteen (18) months, and to delegate the powers to the Board for determining the beneficiaries of the ordinary shares and the number of ordinary shares to be issued.

We inform you that with respect to the said a two hundred thousand (200,000) Reserved Shares, you will have to suppress the shareholders’ preferential application right appearing in Article L.225-132 of the French Commercial Code, and reserve applications for a category of persons consisting of any person or company having sold or transferred to the Company shares or asset representing immediately or overtime, their ownership or voting rights in any commercial enterprise (Seventeenth Resolution).

We propose that the issue price of one (1) ordinary share of the Company shall be the market price for the share, in the form of ADS, on the NASDAQ, on the closing of the trades on the day preceding the decision of the Board to issue such Reserved Shares, provided that such price shall not be less than 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such Board’s decision. In this case, the price for the share shall be equal to 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such Board’s decision.

We propose that you decide that the new Reserved Shares delivered to any person or company within the category defined herein shall be subject to all of the provisions of the bylaws, and shall bear dividend rights as of the time of their issuance.

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We propose that you set the validity term of the present authorization at eighteen (18) months, starting from the date of this General Shareholders’ Meeting according to the provisions of Article L.225-138 of the French Commercial Code.

Finally, we propose that you decide to grant full powers to the Board of Directors to implement the present authorization, in accordance with the terms and conditions to be laid down in your resolution, and in particular for the following purposes:

(i)	set the terms and conditions of issuance, subscription and vesting of such Reserved Shares, within the limits laid down by this general meeting of shareholders,

(ii)	determine the beneficiaries of such Reserved Shares amongst the category defined by this resolution and the number of ordinary shares to be issued,

(iii)	limit the amount of the capital increase to the amount of the subscriptions collected, provided such amount is equal to or above three quarters (3/4) of the capital increase,

(iv)	where appropriate, increase, within the limit of 15% of the initial issue, the number of shares to be issued, in accordance with Article L.225- 135-1 of the French Commercial Code, should the Board acknowledges an excess demand;

(v)	to record the number of shares issued, to carry out the formalities resulting from the corresponding capital increases and to make the related modifications of the articles of association,

(vi)	deduct from the “issuance premiums” account the amount of the expenses relating to these share capital increases and charge, if it deems fit, on this account the necessary amounts to increase the legal reserve to one tenth of the new share capital after each issuance,

(vii)	to prepare and file, with assistance from the Company’s officers and outside advisors, a registration statement with the United States Securities and Exchange Commission to register the ADS to be issued upon issuance of any Reserved Shares

(viii)	to take all steps and to carry out all formalities that are useful in connection with the present issuance.

We remind you that when the Board of Directors uses this authorization, it will provide a special report to the next General Meeting which indicates the final terms and conditions of the operation; such report will be put at the shareholders' disposal at the company's head office within fifteen (15) days following the meeting of the Board of Directors at the latest; a special report will be also issued by the Statutory Auditors.

5 ..     Proposal to authorize the Board to increase the share capital through issuance of shares reserved for the employees (Eighteenth and Nineteenth resolutions)

Pursuant to the provisions of Article L.225-126-6 of the French Commercial Code and of Article L.3332-18 of the Labour Code, we remind you that the shareholders must make a decision on a draft resolution aimed at carrying out a capital increase under the conditions laid down in Article L.3332-18 of the Labour Code (reserved, directly or through the intermediary of a company investment fund, for the members of a company savings plan, even in the absence of such a plan within the Company), on the occasion of each capital increase by cash conveyance that is proposed to them.

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As a result of the proposals regarding a capital increase listed above, we therefore invite you to make a decision on the proposed capital increase reserved for the Company’s employees.

Such a resolution implies the suppression of the preferential application right granted to the shareholders pursuant to the applicable legal and regulatory provisions (Nineteenth Resolution).

In order to comply with this legal requirement, we are submitting for your approval a draft resolution authorizing the Board of Directors and delegating to it, for a period of twenty-six (26) months, the powers required to increase the share capital, in a nominal amount equal at most to 1% of the share capital on the date of the present meeting, to set the issue price under the conditions laid down in the provisions of Article L.3332-20 of the Labour Code, subject to supervision by the Auditor, and to determine the number of shares allocated to each beneficiary pursuant to the provisions of Article L.225-138 of the French Commercial Code.

We draw your attention to the fact that the Company does not have a company savings plan.

Furthermore, the Board of Directors considers that the present authorization is unnecessary in view of the Company’s situation and other existing compensation tools. Hence we invite you to vote against this resolution.

6 ..     Powers for formalities (Twentieth resolution)

The twentieth resolution is a usual one granting the required powers for carrying out the notice and other formalities to be required in the light of the nature of the present combined Shareholders meeting of an ordinary and extraordinary nature.

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In the light of the draft resolutions subject to the jurisdiction of the Ordinary Shareholders' Meeting (first to eleventh resolution), which you will find described in the management report submitted by your Board of Directors, we recommend the shareholders to vote in favour of these resolutions.

Furthermore, and in the light of the draft resolutions subject to the jurisdiction of the Extraordinary Shareholders meeting (twelfth to twentieth resolution), we recommend the shareholders to vote in favour of the twelfth, thirteenth, fourteenth, fifteenth, sixteenth, seventeenth and twentieth resolutions, and to vote against the eighteenth and nineteenth resolutions.

The Board of Directors

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